UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Partnering with Algonquin to Drive Accretive GrowthNovember 1, 2017

 The sale by Abengoa announced is subject to conditions precedent. You should take into account the information shared by Abengoa (www.abengoa.com) and Algonquin (www.algonquinpower.com) including the details and conditions of the agreement. Atlantica cannot make any representation regarding an agreement reached by two third parties. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global capital markets and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy; political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused by Abengoa; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to market electricity impacting revenue from our renewable energy and conventional power facilities, changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, especially as related to newly constructed assets; failure to receive dividends from all project and investments; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; unplanned power outages due to maintenance, expansion and refurbishment of electric generation facilities, deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the financial support agreement; failure of Abengoa to complete the restructuring process; uncertainty regarding the fair value of the non-contingent credit recognized in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; our ability to consummate future acquisitions from Abengoa; changes in our tax position and greater than expected tax liability; conflicts of interest may impact our minority shareholders resulting from our ownership structure; impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; potential negative effects of a potential sale by Abengoa of its stake in the Company or of a potential change of control of the Company or of a potential delay or failure of a sale process and technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise and forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors.  DISCLAIMER

The Agreement at a Glance

- **Agreement reached[1] for the acquisition of a 25% stake in Atlantica by Algonquin Power & Utilities Corp. (TSX and NYSE: AQN) from Abengoa at a price of $24.25 per share, $2,430 million implied total equity value for Atlantica**
- **Algonquin and Abengoa to form AAGES as a joint venture to develop and construct clean energy and water projects. Planned ROFO agreement between Atlantica and AAGES [2]**
- **Agreement[2] to periodically discuss the purchase of assets from Algonquin**
- **Algonquin to lead future accretive capital increases.[2] Possibility of reaching over time a participation of up to a 41.5% interest in Atlantica**
- **Abengoa has communicated that it intends to sell its remaining 16.5% stake in Atlantica over the next several months in a private transaction[3]**

(1) Subject to conditions precedent and as per Algonquin's announcement. You should take into account the information shared by Algonquin (www.algonquinpower.com) including the details and conditions of the agreement. Atlantica cannot make any representation regarding an agreement reached by two third parties.
(2) The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding term-sheets and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.
(3) Algonquin has an option to purchase the remaining 16.5% from Abengoa until approximately March 31 2018

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Atlantica Yield

A New Chapter Anticipated for Atlantica

Algonquin (TSX: AQN, NYSE: AQN) is a North American diversified generation, transmission and distribution utility with a $4.2 billion market capitalization

1 New Strong Sponsor

- ✓ Proven expertise in development and asset management
- ✓ Investment grade credit rating
- ✓ Established access to capital

2 New Access to Growth

- ✓ Planned sponsor relationship with Algonquin through AAGES, a joint venture with initial development funding, personnel and development-stage projects
- ✓ New planned ROFO with AAGES
- ✓ Agreement to periodically discuss the purchase of assets from Algonquin

3 Improved Visibility on Growth Financing

- ✓ Algonquin has indicated its intention to subscribe for a significant portion of our future equity offerings

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Atlantica Yield

Algonquin Overview

Renewable Energy Portfolio

Liberty Power

- **1.5 GW high quality renewable power and clean energy portfolio** of water, wind, solar, and natural gas
- 88% under long term PPAs
- 16 years average PPA length
- 70% U.S. / 30% Canada
- Diverse fleet by sector and geography provides stable production profile

Regulated Utility

Liberty Utilities

- **North American generation, transmission and distribution utility serving over 750,000 customers**
- Regulated ROEs 9%-10%
- 100% U.S. (in 12 U.S. states)
- Diverse portfolio of **natural gas, electricity** and **water** distribution utility systems
- Stable, predictable earnings and strong cash flow

ALGONQUIN Power & Utilities Corp.

- ✓ Listed in Toronto and NYSE
- ✓ Investment grade capital structure
- ✓ Strong access to capital
- ✓ Excellent track record of growth
- ✓ Committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted assets
- ✓ Management team with over 25 years of experience in power generation development and utility expertise

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Atlantica Yield

Key Provisions of the Planned Atlantica Shareholders Agreement[(1)]

Governance	• Algonquin will have the right to appoint the number directors corresponding to their percentage ownership, but always with a maximum of less than one half of the total • Initially two out of the eight directors on the Atlantica board
Payout Ratio	• Atlantica will maintain a dividend payout ratio target of 80% of CAFD
Growth	• ROFO agreement with AAGES • Proposed opportunity by Algonquin to provide incremental equity of $100 million in future accretive capital increases • Additionally, Algonquin has certain preferred rights to participate in further Atlantica equity issuances
Participation	• Algonquin will not acquire more than 41.5% of total Atlantica shares[(2)]

(1) Terms and conditions outlined as of the date hereof. Subject to change as definitive documentation is finalized.
(2) Including convertible instruments as converted.

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Atlantica Yield

Our Growth Strategy

ROFOs	• 2018-2019 potential pipeline from current and new ROFOs estimated at \$600-800[1] million equity value • Additionally, ~\$200[1] million equity value per year expected to be offered from AAGES for dropdowns from 2020 onwards
Other growth platforms	• Objective remains to build other potential partnerships
Acquisitions	• Proprietary transactions in several attractive high growth markets

(1) Estimates for the assets we believe could be offered to us in the future. The assets actually offered or their equity value could differ from our expectation.

7

Our Growth Pipeline  2018-2019Current ROFO Assets  A3T Cogeneration 230 MW Mexico 100%SAW Water transp. 135 miles U.S. 20%Atacama Solar 210 MW Chile 100%Xina/Khi Solar 150 MW South Africa 40-51%Other Equity estimate : $600-800 million Some assets could move to AAGES before being offered to Atlantica  2020 Onwards  AAGES ROFO Total expected without new agreements or acquisitions: $200 million per year  Asset Sector Capacity Geography Potential Stake  Estimates for the assets we believe could be offered to us in the future. The assets actually offered or their equity value could differ from our expectation.  (1)  (1)

  In Summary   Overhang on the stock cleared   A new industrial long-term shareholder with an anticipated strong sponsorship agreement   Closing of the transaction expected in early Q1 2018   Sizeable short and long term growth pipeline  3  1  2  4  (1)  Effective consents and waivers required are expected to be in place before the closing of the transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: November 1, 2017